Filed by Hypebeast Limited

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934,

as amended

Subject Company: Iron Spark I Inc. (SEC File No.: 001-40467)

Date: July 20, 2022

PRESS RELEASE

20 July 2022

Coresight Research Initiates Research Coverage on Hypebeast

NEW YORK, July 20, 2022 /PRNewswire/ – Hypebeast Limited (HKSE: 00150, "Hypebeast" or the "Company"), the go-to platform for contemporary culture and lifestyle and a premier destination for editorially-driven commerce and news, and Iron Spark I Inc. (Nasdaq: ISAA, "Iron Spark"), a publicly-traded special purpose acquisition company ("SPAC"), are pleased to announce that Coresight Research, a research and advisory firm specializing in retail and technology, has initiated a company-sponsored research coverage on the Company. The full report by Coresight Research, as well as news and advanced industry data on Hypebeast, is available here.

On April 3, 2022, Hypebeast entered into a definitive agreement with Iron Spark to bring its robust contemporary culture and lifestyle platform to the U.S. public markets. The Business Combination is subject to customary closing conditions, including the approval of Iron Spark’s stockholders, and is expected to be consummated in the third quarter of 2022. Upon the closing of the Business Combination, the Company will operate under the Hypebeast name and is expected to be dual-listed on NASDAQ trading under the new symbol “HYPE” and its existing listing on the Hong Kong Stock Exchange under the stock code 00150.HK.

www.hypebeast.com	media@hypebeast.com	Page 1 of 4

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to Iron Spark and Hypebeast. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the capability of Hypebeast’s business plans including its plans to expand, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined company following the consummation of the proposed transaction, any benefits of Hypebeast’s partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and timing of the proposed transaction are also forward looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of Iron Spark and Hypebeast believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Iron Spark and Hypebeast caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by Hypebeast with the SEC and other documents filed by Iron Spark or Hypebeast from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Iron Spark nor Hypebeast can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from Iron Spark’s stockholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Iron Spark’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the final prospectus for Iron Spark’s initial public offering filed with the SEC on June 10, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Iron Spark or Hypebeast presently know or that Iron Spark and Hypebeast currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Iron Spark, Hypebeast, their respective directors, officers or employees or any other person that Iron Spark and Hypebeast will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of Iron Spark and Hypebeast as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Iron Spark and Hypebeast may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Iron Spark or Hypebeast as of any date subsequent to the date of this communication.

www.hypebeast.com	media@hypebeast.com	Page 2 of 4

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Iron Spark or Hypebeast, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed business combination, Hypebeast intends to file with the SEC a registration statement on Form F-4 containing a preliminary proxy statement and a preliminary prospectus of Iron Spark, and after the registration statement is declared effective, Iron Spark will mail a definitive proxy statement/prospectus/consent solicitation statement relating to the proposed business combination to its stockholders and Hypebeast’s shareholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Iron Spark’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus/consent solicitation statement and the amendments thereto and the definitive proxy statement/prospectus/consent solicitation statement and other documents filed in connection with the proposed business combination, as these materials will contain important information about Hypebeast, Iron Spark and the proposed business combination. When available, the definitive proxy statement/prospectus/consent solicitation statement and other relevant materials for the proposed business combination will be mailed to stockholders of Iron Spark as of a record date to be established for voting on the proposed business combination. Such stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus/consent solicitation statement, the definitive proxy statement/prospectus/consent solicitation statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Iron Spark I Inc., 125 N Cache St Jackson, Wyoming 83001, Attention: Olivia Defechereux Dejah.

Participants in the Solicitation

Iron Spark and Hypebeast and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Iron Spark’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Iron Spark’s stockholders in connection with the proposed business combination will be set forth in Hypebeast’s registration statement on Form F-4, including a proxy statement/prospectus/consent solicitation statement, when it is filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Iron Spark’s directors and officers in Iron Spark’s filings with the SEC and such information will also be in the Registration Statement to be filed with the SEC by Hypebeast, which will include the proxy statement / prospectus/consent solicitation statement of Iron Spark for the proposed transaction.

Investor Contact:

ICR

Ashley DeSimone

Ashley.DeSimone@icrinc.com

(646) 677-1827

Media Contacts:

Iron Spark I

Olivia Defechereux Dejah

olivia@ironspark.com

Telephone: (307) 200-9007

www.hypebeast.com	media@hypebeast.com	Page 3 of 4

Hypebeast Limited

Sujean Lee / Rosita Cheng

media@hypebeast.com

Coresight:

Meir Kahtan

RCN

mkahtan@rcn.com

About Hypebeast Limited

Hypebeast is a leading global platform for contemporary culture and lifestyle, and a premier destination for editorially-driven commerce and content. Founded in 2005, it became a publicly listed media company in 2016 and today boasts a global readership across North America, Asia Pacific, Europe and more. The Group has expanded its publishing brands to a wider scope in recent years, encompassing Hypebeast and its multiple content distribution platforms, e-commerce and retail platform HBX, and agency Hypemaker.

About Iron Spark I Inc.

Iron Spark I Inc. is a newly incorporated blank check company incorporated as a Delaware corporation for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Although there is no restriction or limitation on what industry or geographic region our target operates in, it is our intention to pursue prospective targets that are consumer brands. The Company will pay a quarterly dividend of $0.05 per outstanding share of Class A common stock.

About Coresight Research

Coresight Research is a research and advisory firm specializing in retail and technology. Established in 2018 by leading global retail analyst Deborah Weinswig, the firm is headquartered in New York, with offices in London, Lagos, Hong Kong, Shanghai and Mangalore (India). The firm provides data-driven analysis and strategic advisory to clients including retailers, brands, enterprise technology companies, accelerators and more. In addition to being renowned for its breadth and depth of research, Coresight Research is known for its expertise in the China market, helping clients with market entry and cross-border e-commerce strategies. Coresight Research is also known for its Innovator Intelligence platform, consisting of a vast network of technology entrepreneurs that it actively cultivates through events, mentorship, and regularly updated report coverage. For more information, visit www.coresight.com.

www.hypebeast.com	media@hypebeast.com	Page 4 of 4